Exhibit 14

      Contact:   Stanley J. Kay
                 MacKenzie Partners, Inc.
                 212-929-5940

FOR IMMEDIATE RELEASE:

             DICKSTEIN PARTNERS RAISES BID FOR
             HILLS STORES AND DISCLOSES FINANCING


     NEW YORK, N.Y. (May 24, 1995) -- Dickstein Partners Inc. today announced that in a letter sent by its President, Mark Dickstein to Michael Bozic, Chief Executive Officer of Hills Stores Co. (NYSE: HDS), Dickstein Partners increased its offer to acquire Hills from $25 per share to $27 per share, consisting of $22 per share in cash and $5 per share in debt securities. The letter also discloses that NatWest Bank N.A. and NatWest Markets are "highly confident" with respect to all of the debt financing necessary to consummate this proposal. The text of the letter is as follows:

     Dear Mike:

     At this time I am pleased to report that, based on the strong indications of interest we have received regarding the investment of equity capital in our proposed acquisition and in consultation with NatWest Markets, Dickstein Partners is now, subject to standard conditions, increasing its offer to acquire Hills Stores to $27 per share, comprised of $22 per share in cash and $5 principal amount per share of a new 14% (payable in kind for up to five years) holding company debenture maturing in twelve years.

     At this time I can also report that NatWest Bank N.A. has advised us that it is "highly confident" that it can arrange for the bank debt portion of the acquisition financing for this proposal. In addition, NatWest Markets has advised us that it is "highly confident" that the Senior Subordinated debt portion of the acquisition financing can be successfully placed. Both "highly confident" letters are subject to an investment of $75 million of equity capital and certain other conditions. For




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your information I have included copies of the "highly confident"
letters. I would hope that the Hills Board's concerns regarding our financing have now been satisfied.

     NatWest Bank's confidence in its ability to arrange for our acquisition financing in no way affects its also being "highly confident" in arranging for up to $335 million of new senior secured bank financing which may be required, together with Hills' available cash, to refinance those portions of Hills' existing debt (i.e., the working capital facility and the $160 million of public debt) which could accelerate upon the change of control that will occur if our nominees are elected to the Hills Board.

     At this time we request that Hills commence an auction process and allow us (along with any other potential buyers) to perform due diligence in order to determine whether this acquisition proposal can be improved upon.

     Needless to say, if the Hills Board does not put the company up for sale, then we will continue to move forward with our attempt to elect our slate of nominees to the Hills Board at the upcoming annual meeting. Our nominees would seek to sell Hills in an auction process to the highest bidder; an auction in which Dickstein Partners intends to offer at least as much as its current proposal.

     In order to clear up what may be a misunderstanding, I want to make clear that if we acquire Hills our preference is to retain all existing management, including yourself. We have taken the precaution of retaining Chaim Edelstein to serve as interim Chief Executive Officer only in the event that you decide to leave.


     Sincerely,



     Mark Dickstein


     Mark Dickstein commented, "Now that our ability to finance this acquisition should no longer be in doubt, we hope that the Hills Board will expeditiously begin a process which leads to the sale of the company. If Hills does not commence an auction process we will continue our solicitation to elect our slate of



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nominees to the Hills Board at the upcoming Annual Meeting.  We anticipate mailing our definitive proxy materials to Hills shareholders shortly."

     Dickstein Partners, Inc. is a New York based investment firm which owns 1,113,459 shares of Hills stock, representing approxi-mately 10.3% of the shares of the company.





































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